June 16, 2013

VIA EDGAR AND OVERNIGHT DELIVERY

Craig D. Wilson

Sr. Asst. Chief Accountant

Mail Stop 4561

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	HomeAway, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012
Filed February 27, 2013
File No. 001-35215

Dear Mr. Wilson:

This letter is being submitted on behalf of HomeAway, Inc. (the “Company”) and responds to your letter, dated June 6, 2013, transmitting comments of the Staff of the Securities and Exchange Commission (the “Commission”) in connection with the above-referenced filing.

The Company’s responses to the Staff’s comments are captioned and ordered to correspond to the comments in your letter of June 6, 2013. For your convenience, we have included the text of each of your comments in bold text, followed by the Company’s response.

In response to certain comments, the Company has noted that it will make changes to disclosures in future filings. It is doing so in order to address the Staff’s views in a constructive manner and not because it believes its prior filings were deficient or inaccurate. Therefore, any changes implemented in future filings should not be viewed as an admission by the Company that prior filings were deficient or inaccurate.

General

1.	Comment: On June 7, 2012, you filed a current report on Form 8-K that announced the results of your shareholders’ advisory vote on the frequency of the shareholder advisory vote on executive compensation. You do not appear, however, to have disclosed your decision, in light of such vote, as to how frequently you will include a shareholder vote on the compensation of executives. See Item 5.07(d) of Form 8-K, and for guidance, refer to Question 121A.04 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Exchange Act Form 8-K. Please note that this may impact your eligibility to use Form S-3. See General Instruction I.A.3 of Form S-3. Please advise.

Response: The Company respectfully directs the Staff to the disclosures in its Proxy Statement filed on April 27, 2012 in which it disclosed that the Board of Directors had recommended that the frequency of future advisory votes on executive compensation would occur once every three (3) years. The Company disclosed that the shareholders approved such vote frequency in its current report on Form 8-K filed on June 7, 2012. The

1011 W. Fifth Street, Suite 300, Austin, TX 78703

Company believes that these disclosures satisfied the Form 8-K disclosure requirements since the information was previously reported. See General Instruction B.3. to Form 8-K and Rule 12b-2 promulgated under the Securities Exchange Act of 1934. However, the Company filed a Form 8-K/A on June 16, 2013, to confirm the Company’s position and address the Staff’s comment. Although the Company amended its Form 8-K, the Company believes its 8-K filed on June 7, 2012 satisfied its disclosure requirements for the reason set forth above and consequently does not believe its eligibility under Form S-3 was negatively impacted.

Form 10-K for Fiscal Year Ended December 31, 2012

Item 6. Selected Financial Data

Other Financial Data, page 32

2.	Comment: We note that you provide Pro forma net income as a non-GAAP financial measure. It does not appear that your current presentation meets the disclosure requirements of Article 11 of Regulation S-X. Please explain to us how you determined to identify this measure as pro forma.

Response: The Company acknowledges the Staff’s comment and confirms that, in future filings, the Company will change the title of the non-GAAP measure currently referred to as “pro forma net income” to ‘non-GAAP net income’. The Company intended to use the term ‘pro forma net income’ in its filings as a non-GAAP measure in accordance with Regulation G and Item 10(e) of Regulation S-K, and has provided the required reconciliation to the most directly comparable measure calculated and presented in accordance with GAAP as well as a statement disclosing the reasons why management believes that the non-GAAP financial measure provides useful information to investors. The Company did not intend the measure to meet the requirements Article 11 of Regulation S-X and will change the title in future filings to avoid confusion.

Item 11. Executive Compensation, page 69 (Incorporated by Reference From Definitive Proxy Statement on Schedule 14A Filed April 26, 2013)

Executive Compensation

Executive Compensation Program Components

Base Salary, page 23

3.	Comment: Each of your named executive officers received base salary increases in fiscal 2012. Although you discuss what you generally considered in adjusting base salaries, you have not addressed the specific considerations that led to the corresponding salary increases for each named executive officer. Please address this in future filings, to the extent applicable. See Item 402(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that, in future filings, the Company will include a discussion of the factors considered in its decisions to increase or decrease compensation for each of its named executive officers in accordance with the provisions of Rule 402(b) of Regulation S-K.

1011 W. Fifth Street, Suite 300, Austin, TX 78703

Annual Cash Bonuses, page 24

4.	Comment: You state that you weighted each annual cash bonus opportunity based 80% on corporate performance measures and 20% on individual performance measures. You then disclose that you achieved the corporate performance measures at 98% and that each named executive officer received a score of 3 for their individual performance objective. You do not appear to explain how performance against each of these targets impacted the amounts actually awarded to each named executive officer. For example, you do not discuss whether meeting the corporate targets at a 98% level meant that the named executive officers each received 98% of the percentage of their annual cash bonuses tied to corporate performance measures, or why cash bonuses appear to have been awarded even though you did not achieve 100% of the corporate performance target. In addition, you do not explain how a score of 3 and a weighting of 20% impacted the percentage of annual cash bonuses based on individual performance measures. Finally, although each corporate measure was weighted equally, it is unclear how you performed against each of the corporate measures individually. Please address these issues in future filings, to the extent applicable. See Item 402(b) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms that, in future filings, the Company will include explanations, as applicable, and each in accordance with Rule 402(b) of Regulation S-K, of (i) how performance against each target impacted the bonus amounts actually awarded to each of its named executive officers, (ii) how the performance scores and weighting of the targets impacted the percentage of annual cash bonuses and (iii) the corporate performance relative to each measure.

5.	Comment: It appears that you have not disclosed your corporate targets in reliance on Instruction 4 to Item 402(b) of Regulation S-K. These targets are based on GAAP revenue and Adjusted EBITDA, company-wide financial results publicly disclosed in your annual report. It is unclear how disclosure of these targets, after you have already disclosed GAAP revenue and Adjusted EBITDA for fiscal 2012, will result in competitive harm. Please advise.

Response: The Company acknowledges the Staff’s comments and confirms that its corporate targets under the 2012 Executive Officer Performance Bonus Plan (the “Bonus Plan”) applicable to the named executive officers have not been disclosed in reliance on Instruction 4 to Item 402(b). The Company respectfully submits that it believes such disclosure would result in competitive harm and that disclosure of such targets is not necessary for an understanding of the compensation of the Company’s named executive officers.

The Company operates in a highly competitive marketplace which is new, rapidly evolving and highly fragmented. The targets for the named executive officers, when analyzed together with other information available about the Company, reveal sensitive information about the Company’s strategy. The relevant targets are GAAP revenue and Adjusted EBITDA, which are based on the Company’s operating plan (the “Operating Plan”).

1011 W. Fifth Street, Suite 300, Austin, TX 78703

The Operating Plan is created by the executive team, approved by the Company’s Board of Directors, and is intended for internal use only. The Operating Plan is used by management to guide key operational, strategic and organizational decisions. It is fundamental to the Company’s ability to compete effectively.

The Company performance targets under the Bonus Plan are set forth in a matrix (the “Matrix”). The Matrix is comprised of GAAP revenue and Adjusted EBITDA target numbers together with the corresponding weight attributed to each number, for purposes of determining bonus amounts. For example, the Matrix provides numbers for GAAP revenue and Adjusted EBITDA for the year at 100% attainment of each objective and shows the weight that would be given to attainment for each target should performance be less than target or greater than target.

The Company believes that disclosure of the breakout of these targets and the weight attributed to them would provide insight to competitors, especially when viewed in combination with other information available about the Company. Most of the Company’s revenue is largely predictable subscription revenue from paid listings. This revenue comprised 84.9%, 86.6% and 91.1% of the Company’s revenue in 2012, 2011 and 2010, respectively. Therefore, changes to non-subscription based revenue and expenses, together with the focus we put on such changes, can reveal the focus and resources the Company is devoting to new products or new markets. For example, if the Company had disclosed that it planned to expand its operations in a new territory and changes in expenses were reflected in the targets, it would indicate the level of investment the Company aimed to make in the new territory. Competitors can also gain insights into our profitability and efficiency strategies.

Further, the results disclosed for the prior year in our Annual Report on Form 10-K do not detail the performance goals attributed to each target. The disclosures show the end results but do not set forth the detail of the range of targets and weight attributed to them which are provided in the Matrix. This information could enable a competitor to shift its strategies to more effectively compete with ours.

Such information puts the Company at a competitive disadvantage, particularly when many of the Company’s competitors are outside the United States and not subject to the same disclosure requirements as the Company. The percentage of revenue of the Company coming from outside the United States in 2012 was 38.3%. Many of the Company’s competitors within the United States are not publicly traded and similarly not subject to the same disclosure requirements as the Company.

The Company acknowledges the Staff’s request for the Company to advise as to how the disclosure of the targets would result in competitive harm after the Company has disclosed GAAP revenue and Adjusted EBITDA results for 2012. The Company believes that the disclosure of the Matrix would result in competitive harm given that the time period would still be recent and given the large percentage of the Company’s results which are the foundation for success in the current year and are relatively predictable from year to year. Such disclosure would provide meaningful insight to competitors. It would be relatively easy for competitors to make assumptions and draw conclusions about our current strategy from our strategic focus in the recent past.

1011 W. Fifth Street, Suite 300, Austin, TX 78703

Finally, the Company respectfully submits that the compensation of the named executive officers under the Bonus Plan can be understood without disclosure of the Matrix. The Company discloses the reasons for using the corporate performance targets and that they are weighted equally. The Company then discloses the performance against targets. Individual performance measures, which are targeted at 20% of each named executive officer’s bonus, are also discussed. Nevertheless, in future filings, the Company undertakes to provide a specific discussion on the probability of achievement of the undisclosed targets to increase stockholders’ ability to comprehend the compensation of our named executive officers under the Bonus Plan.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments in a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone ((512) 505-1525) or email (latchison@homeaway.com) if you have any comments or questions about this letter.

Sincerely,

/s/ Rebecca Lynn Atchison

Rebecca Lynn Atchison

Chief Financial Officer

Cc:	Ryan Rohn, Staff Accountant
Evan Jacobson, Staff Attorney
Barbara Jacobs, Assistant Director

Paul Tobias
(Wilson, Sonsini, Goodrich & Rosati PC)

Dana Reed
(PricewaterhouseCoopers LLP)

1011 W. Fifth Street, Suite 300, Austin, TX 78703